FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For period ending April 2012

GlaxoSmithKline plc
(Name of registrant)

980 Great West Road, Brentford, Middlesex, TW8 9GS
(Address of principal executive offices)

Indicate by check mark whether the registrant files or
will file annual reports under cover Form 20-F or Form 40-F

Form 20-F x     Form 40-F

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Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.

Yes      No x
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Issued: Thursday 19 April 2012, London UK - LSE Announcement

GSK confirms offer to acquire Human Genome Sciences for US$13.00 per share in cash

-	Transaction would deliver Human Genome Sciences shareholders immediate full value and certainty

-	Acquisition would give GSK full ownership of Benlysta, albiglutide and darapladib

GlaxoSmithKline plc (LSE: GSK) today confirms that it made an offer to the Board of Directors of Human Genome Sciences (HGS, NASDAQ: HGSI) on 11th April proposing to acquire all of the outstanding shares of HGS for US$13.00 per share in cash, representing a 81 percent premium to yesterday's closing share price. The letter sent to HGS detailing the offer is attached below.

Sir Andrew Witty, Chief Executive Officer of GSK, stated, "Having worked together with Human Genome Sciences for nearly 20 years, we believe there is clear strategic and financial logic to this combination for both companies and our respective shareholders - and that now is the appropriate time in the evolution of our relationship for our two companies to combine.

"This offer reflects full and fair value for Human Genome Sciences and the synergies inherent in this combination.  It also eliminates substantial execution risk for Human Genome Sciences shareholders and delivers immediate and certain value that is superior to what we believe Human Genome Sciences can reasonably expect to create as a standalone company.

"The transaction is well aligned with our long-term strategy of delivering sustainable growth, simplifying GSK's business model, enhancing R&D returns and deploying our capital with discipline.  GSK is uniquely positioned to realize the full value of Benlysta, albiglutide, darapladib and Human Genome Sciences's other assets for the benefit of physicians, patients and shareholders.  Through complete ownership, we can simplify and optimize R&D, commercial and manufacturing operations to advance these products most effectively and efficiently while securing the full potential long-term value of the assets.

"We also expect to achieve at least $200 million in cost synergies to be fully realized by 2015 and expect the transaction to be earnings-accretive beginning in 2013. The transaction meets GSK's strict financial criteria for acquisitions.  GSK has also assessed the potential returns of this acquisition relative to its long-term share buyback program.  As part of this ongoing program, GSK continues to expect to repurchase £1-2 billion in shares in 2012."

Sir Andrew concluded, "We are disappointed that Human Genome Sciences has rejected our offer without discussion and are confident that our offer is in the best interest of shareholders of both companies."

GSK has made regular and complete public announcements related to Benlysta, albiglutide and darapladib reflecting the positive progress being made with each of these assets.  Detailed terms of the collaboration agreements with HGS are also in the public domain.

Lazard and Morgan Stanley are acting as financial advisors to GSK and Cleary Gottlieb Steen & Hamilton and Wachtell, Lipton, Rosen & Katz are providing legal advice.

V A Whyte
Company Secretary

19 April 2012

Copy of letter sent to Thomas Watkins, CEO Human Genome Sciences

11 April 2012

Dear Tom

This letter follows up on our call earlier today, to formally convey to you the proposal for an acquisition of Human Genome Sciences, Inc. ("HGSI") that I described in our conversation.

Under our proposal, which has been unanimously approved by our Board of Directors, GlaxoSmithKline plc ("GSK") is prepared to offer $13 per share in cash for all of the outstanding shares of HGSI common stock.  This price represents a 73% premium to the closing price of HGSI common stock of $7.53 on April 10, 2012, a premium of 66% to the thirty day trading average closing price of $7.83 and a premium of 58% to the ninety trading day average closing price of $8.23.

We believe this all-cash transaction is compelling for your shareholders and fully takes into account the value of Benlysta, albiglutide, darapladib and your other assets, as well as the synergies inherent in a business combination.  Your shareholders would receive immediate liquidity at a substantial premium to the market's assessment of HGSI's value, without further exposure to the significant execution risk and uncertainty relating to achieving future growth and development of your products over many years.  Our proposal would deliver immediate certain value to HGSI shareholders that is superior to what we believe you can reasonably expect to create as a standalone company.

GSK and HGSI have collaborated for nearly 20 years, and we greatly respect your history of innovation and what you have achieved.  We believe now is the appropriate time in the evolution of our relationship for our two companies to combine and that GSK is uniquely positioned to deliver on the promises of Benlysta, albiglutide and darapladib for the physicians, patients and the respective shareholders that we serve.  The logic of this combination is clear for both companies and our respective shareholders.

We believe the acquisition can be completed expeditiously and are prepared to commence a cash tender offer with no financing or due diligence condition.  We have retained Lazard and Morgan Stanley as our financial advisors and Cleary Gottlieb Steen & Hamilton LLP and Wachtell, Lipton, Rosen & Katz as our legal counsel, and are prepared to move forward immediately.  We are confident that the transaction will promptly receive all necessary regulatory approvals, including antitrust clearances.

We are prepared to deliver a draft merger agreement to you and begin discussions immediately, with the expectation that we and you would be in a position to enter into and announce a definitive agreement within the very near future.  We hope to work with you on a friendly basis to complete this transaction successfully and expeditiously, and I would suggest that our respective financial and legal advisors meet at your earliest convenience to work toward this goal.

As I stated to you we value our long relationship strongly and would prefer to continue to engage in a confidential dialogue with you and your Board regarding our proposal, which we believe would be well received by your shareholders.  Our Board is fully committed to moving forward with this proposed transaction.

This letter does not represent or create any legally binding or enforceable obligations.  No such obligations will be imposed on either party unless and until a definitive agreement is signed by both GSK and HGSI.

We ask that you please respond to this proposal by April 19.

Yours sincerely

Sir Andrew Witty

CEO GlaxoSmithKline

GlaxoSmithKline - one of the world's leading research-based pharmaceutical and healthcare companies - is committed to improving the quality of human life by enabling people to do more, feel better and live longer.  For further information please visit www.gsk.com

GlaxoSmithKline:
Media enquiries:	David Mawdsley	+44 (0) 20 8047 5502	(London)
	Sarah Spencer	+44 (0) 20 8047 5502	(London)

Analyst/Investor enquiries:	Sally Ferguson	+44 (0) 20 8047 5543	(London)
	Tom Curry	+ 1 215 751 5419	(Philadelphia)
	Gary Davies	+ 44 (0) 20 8047 5503	(London)
	Jeff McLaughlin	+ 1 215 751 7002	(Philadelphia)
	Ziba Shamsi	+ 44 (0) 20 8047 3289	(London)

Sard Verbinnen & Co.:
US Media enquiries	George Sard	+1 212 687 8080	(New York)
	Andrew Cole	+1 212 687 8080	(New York)
	Michael Henson	+1 212 687 8080	(New York)

Cautionary statement regarding forward-looking statements

This communication does not constitute an offer to purchase or a solicitation of an offer to sell any securities.

This communication contains forward-looking statements.  GlaxoSmithKline cautions readers that any forward-looking statements made by GlaxoSmithKline, including those made in this communication, are risks and uncertainties that may cause actual results to differ materially from those contained in the forward-looking statements. Such forward-looking statements include, but are not limited to, statements about the benefits of a potential business combination transaction involving GlaxoSmithKline  and Human Genome Sciences, including future financial and operating results, GlaxoSmithKline 's plans, objectives, expectations (financial or otherwise) and intentions relating to the potential business combination and other statements that are not historical facts.

Factors that may affect GSK' s operations are described under 'Risk factors' in the 'Financial review & risk' section in the company's Annual Report 2011 included as exhibit 15.2 to the company's Annual Report on Form 20-F for 2011.

Registered in England & Wales: No. 3888792

Registered Office: 980 Great West Road Brentford, Middlesex TW8 9GS

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

GlaxoSmithKline plc
(Registrant)

Date: April 19, 2012

By: VICTORIA WHYTE
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Victoria Whyte
Authorised Signatory for and on
behalf of GlaxoSmithKline plc